

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 19, 2008

Mr. Marco Mangiagalli
Chief Financial Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome, Italy

> **Re: Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 20, 2007**
> **File No. 001-14090**

Dear Mr. Mangiagalli:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief